I, S. Byron V. Stewart, P.Eng. of Lions bay, BC, do hereby certify that as a co-author of this technical report titled “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 – Elandsfontein and Frischgewaagd)”, dated 20 November 2009, as revised (the “Updated Feasibility Study) I hereby make the following statements:

  I am a Consultant with Wardrop Engineering Inc. with a business address at 800-555 West Hastings Street, Vancouver, B.C., V6B 1M1.
  I am a graduate of Royal School of Mines, B.Sc. (Hons) Mining Engineering, 1973.
  I am a member in good standing of the Association of Professional Engineers and Geoscientists of BC, Licence #11414.
  I have practiced my profession continuously since graduation.
  I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.
  My relevant experience with respect to Western Bushveld Joint Venture – Project 1 - Elandsfontein and Frischgewaagd includes production experience in underground gold mines in South Africa. Over 30 years experience on numerous hard rock mine studies and mine projects as a senior mining engineering consultant, in various countries.
  I am responsible for the preparation of the parts of Section 9 related to the mechanized mining of declines and accesses, and parts of the mine capital cost and operating cost estimates of Section 9 of this technical report titled “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 – Elandsfontein and Frischgewaagd)”, dated 20 November 2009, as revised (the “Updated Feasibility Study). In addition, I visited the Property during the periods of December 2007 and January 2008.
  I have no prior involvement with the Property that is the subject of the Technical Report.
  As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
  I am independent of the Issuer as defined by Section 1.4 of the Instrument.
  I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 25th day of November, 2009 at Vancouver, BC “Original Document signed and sealed by S. Byron V. Stewart, P.Eng.”

S. Byron V. Stewart, P.Eng. Consultant Wardrop Engineering Inc.